                February 6, 2009

VIA EDGAR

Cecilia D. Blye, Esq. Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5546
Re:	Nordic American Tanker Shipping Limited Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 9, 2008 File No. 1-13944

Dear Ms. Blye:

We represent Nordic American Tanker Shipping Limited (the “Company”).  By letter dated January 30, 2009, the Staff of the Securities and Exchange Commission (the “Staff”) provided comments to the Company’s Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (the “Annual Report”).  The Company’s responses, together with the Staff’s requests, are set forth below.

1.
On page 6 of your Form 20-F you state that “from time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism.”  Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls.  Your Form 20-F, however, neither specifies the terrorist-sponsoring countries where vessels in your fleet make their calls, nor describes your business contacts related to those countries.

Please describe for us, in reasonable detail, your past, present and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements.  Your response should describe the shipments to, from, or involving Cuba, Iran, Sudan, and Syria, and any agreements or arrangements you may have, directly or indirectly, with the governments of the referenced countries or entities controlled by those governments.  Finally, tell us whether any vessels owned, operated, or chartered directly or indirectly by you have contacts with the referenced countries (by either calling on their ports or being leased by them) carry any U.S.-origin goods to those countries or employ U.S. citizens.

The Company operates eleven of its twelve trading vessels in cooperative spot market arrangements with vessels owned by third parties. These arrangements are managed and operated by the Swedish group, Stena

Cecilia D. Blye, Esq.
February 6, 2008

Bulk AB and by Frontline Management Limited, both of which are third party administrators. These administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker (fuel oil) purchasing for the vessels. As a result, the administrators, not the Company, choose the ports of call for the vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period, which means that the Company does not receive revenues that are identified as having accrued from any specific voyage, even if one of the Company’s vessels was involved in such voyage.

None of the Company’s vessels have called on ports within Cuba, Iran or Syria during the years ended December 31, 2007 and December 31, 2008, nor is the Company aware of any planned port calls within those states for this year. Four of the Company’s vessels, the Nordic Moon, the Nordic Hunter, the Nordic Apollo, and the Nordic Saturn, called on Marsa Bashayer, Sudan during the years ended December 31, 2007 and December 31, 2008, in order to load oil cargoes. Specifically, the Nordic Moon, the Nordic Hunter and the Nordic Apollo each called on Marsa Bashayer once during the year ended December 31, 2007. The Nordic Apollo and the Nordic Saturn called on Marsa Bashayer four times each during the year ended December 31, 2008. These vessels do not employ U.S. citizens and did not carry U.S.-origin cargoes.

These are the sole contacts of the Company or its vessels with Cuba, Iran, Sudan or Syria during the years ended December 31, 2007 and December 31, 2008. It is important to note that while operating in these spot market cooperative arrangements, the Company does not have any control over the ports of call in which the Company’s vessels trade. As discussed above, the Company does not receive revenues expressly earmarked to the calls on Marsa Bashayer, other than its share of the revenues calculated across the group of vessels managed by the administrator as a whole during the period. The Company has no plans at this time for extending business contacts with Sudan or any Sudanese company.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associate revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Cecilia D. Blye, Esq.
February 6, 2008

As discussed above, the Company does not receive revenues identified to the calls on Marsa Bashayer, other than its share of the revenues calculated across the group of vessels managed by the administrator as a whole during the period. The aggregate 11 calls on Marsa Bashayer by vessels owned by the Company during the years ended December 31, 2007 and December 31, 2008, reflect only 5% of the total port calls made by all of the Company’s vessels during that same period. As a result, the Company believes there is no materiality in quantitative terms in respect of revenues, assets or liabilities.

Qualitatively, the Company believes its operation of certain vessels in spot market cooperative arrangements with other vessels that are not owned by it, pursuant to which the administrators made decisions with respect to ports of call, is immaterial to its reputation and share price because the calls of the Company’s vessels at a port in Sudan were infrequent. In addition, the Company has already disclosed to its investors that its vessels may call in Sudan.

Since the vessels discussed above are operated pursuant to cooperative arrangements, the Company does not pay expenses related to the calls on Marsa Bashayer, including payments to Sudanese port authorities for docking and other services, other than its share of the expenses calculated across the group as a whole during the period. Insofar as potential payments made by the administrators of these vessels to Sudanese port authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company’s reputation and share price.  The Company’s considerations have included the following: (i) The Company has no advance knowledge of what the administrator pays to Sudanese authorities, (ii) the Company has no control over payments made by the administrator to Sudanese authorities, (iii) the Company does not believe that either the Company or the administrator is subject to U.S. regulations in operating its vessels pursuant to charters where the charterer directs the vessels to Sudanese ports to load Sudanese oil cargoes, and  (iv) the Company under the terms of the cooperative arrangements has no right to refuse to take Sudanese oil cargoes.  Therefore, the Company does not believe that payments by the administrator of these cooperative arrangements to Sudanese port authorities would have a material qualitative effect on its reputation or its share price.

The Company notes the Staff’s comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company’s materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Sudan.

Cecilia D. Blye, Esq.
February 6, 2008

The Company does not believe that it should be characterized as doing business with Sudan.  As set forth above, the aggregate 11 calls on Marsa Bashayer by vessels owned by the Company during the years ended December 31, 2007 and December 31, 2008, reflect only 5% of the total port calls made by all of the Company’s vessels during that same period. The Company reiterates that it does not control the ports of call of its vessels while under operation in the cooperative arrangements discussed above.

The Company monitors OFAC and international asset control regulations and believes that it is in compliance with all such regulations.

Accordingly, the Company believes that qualitatively the level of its contacts with Sudan poses no material risk to its investors.

*                              *                                *                                *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Charles Cotter of this office at (212) 574-1440, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Gary J. Wolfe by: Gary J. Wolfe
cc:
Max Webb, Esq.
Assistant Director
Division of Corporation Finance

Pradip Bhaumik, Esq.
Special Counsel
Division of Corporation Finance

Herbjørn Hansson
Chief Executive Officer
Nordic American Tanker Shipping Limited

SK 01318 0002 962068